NOTICE TO READERS

This notice accompanies and should be read in conjunction with the Interim Management, Discussion and Analysis (the “MD&A) for Eldorado Gold Corporation filed October 30, 2014 via SEDAR with Canadian securities regulatory authorities under SEDAR Project Number 02272879. As the result of certain typographical errors, the MD&A has now been amended.